EXHIBIT 12

AMERICAN STANDARD COMPANIES INC.

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	For the Years ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Income from continuing operations before income taxes	$509.4	$476.4	$556.2	$549.2	$362.9	$550.4	$599.4
Equity in net (income) loss of associated companies net of dividends received	(8.7)	(2.8)	(13.5)	(14.3)	(15.8)	(12.0)	(17.2)
Amortization of capitalized interest	1.9	2.3	2.3	2.3	2.3	1.8	1.7
Interest expense	198.7	168.7	129.0	117.0	114.9	86.5	89.1
Rental expense factor	49.4	53.2	58.6	37.5	38.7	29.3	31.3

Earnings available for fixed charges	$750.7	$697.8	$732.6	$691.7	$503.0	$656.0	$704.3

Interest expense	$198.7	$168.7	$129.0	$117.0	$114.9	$86.5	$89.1
Capitalized interest	2.0	4.8	2.6	0.9	0.2	0.2	0.3
Rental expense factor	49.4	53.2	58.6	37.5	38.7	29.3	31.3

Fixed charges	$250.1	$226.7	$190.2	$155.4	$153.8	$116.0	$120.7

Ratio of earnings to fixed charges (a)	3.0	3.1	3.9	4.5	3.3	5.7	5.8

a)	For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.